EXHIBIT 99.1

Caledonia Mining Corporation Plc Issue of Securities Pursuant to Long Term Incentive Plan Awards and Issue of New Long Term Incentive Plan Awards

ST HELIER, Jersey, April 02, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“the Company” or “Caledonia”) (NYSE AMERICAN, AIM and VFEX: CMCL) announces that, pursuant to the vesting of awards made under the 2015 Omnibus Equity Incentive Compensation Plan of the Company (the “Plan”) and following the publication of financial results for the year ended December 31, 2024, a total of 80,230 common shares of no par value in the Company are being issued on or about April 4, 2025 to members of staff within the Company’s group, including in the form of depositary interests and Zimbabwe depositary receipts in respect of such shares (together the “Securities”).

The following “Persons Discharging Managerial Responsibility” within the meaning of the Market Abuse Regulation (EU) No. 596/2014 (“PDMRs”) shall receive the following Securities as set out below:

Name	Position	Number of Securities	Resulting interest in share capital of the Company (number and percentage)
John Mark Learmonth	Director and Chief Executive Officer	29,817	216,848 (1.12%)

Application has been made by Caledonia for the admission of depositary interests representing all the issued shares to trading on AIM and it is anticipated that trading in such Securities will commence on or about April 10, 2025.

Following issue of all the Securities, the Company will have a total number of shares in issue of 19,294,784 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of Securities as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Caledonia further announces that the Compensation Committee of the Board of Directors of the Company has approved the grant of new long term incentive plan awards under the Plan to members of staff in the group (the “Grant”), including to the following PDMRs with the following values as at April 1, 2025 (the “Grant Date”):

Name of PDMR	Position	Values
John Mark Learmonth	Director and Chief Executive Officer	US$491,715.90
James Mufara	Chief Operations Officer	US$233,700.02
Ross Jerrard	Chief Financial Officer	US$226,630.14 and US$75,000
Victor Gapare	Executive Director	US$205,427.81

The Grant, other than the award shown above to Mr Jerrard of $75,000 in value, is in the form of target Performance Units ("PUs"), as defined in the Plan. The vesting date for the PUs shall be the first business day in April 2028, or on the next applicable date that is not within a closed period. The award shown above to Mr Jerrard of $75,000 in value is in the form of Restricted Share Units (“RSUs”) and made as a one-off award in order to increase his compensation to be closer to the compensation he received at his former employment without increasing his base salary. The RSUs vest in tranches of a third on the first business day in April 2026, 2027 and 2028, or on the next applicable date that is not within a closed period. Dividends paid during the vesting period will be reinvested in additional RSUs for Mr Jerrard.

The numbers of PUs and RSUs awarded are equal to the monetary values of the Grant divided by the "Fair Market Value" (as defined in the Plan) of the Company's shares, being the greater of (i) the closing price of Caledonia's shares on the NYSE American on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia's shares on the NYSE American for the five days preceding the date of the award, which resulted in a price of US$12.49 for the PUs and RSUs awarded on the Grant Date.

The final number of PUs which vest on maturity of the awards will be adjusted to reflect the actual performance of the Company in terms of various operating metrics including gold production at Blanket Mine, increase in the amount of mineral resources at Blanket Mine and Motapa and a reduction in controllable all-in-sustaining cost, subject to certain minimum and maximum thresholds. The RSUs have no performance requirement other than continued employment.

Each PU and RSU that vests entitles the PDMR to receive one Caledonia common share (or a security representing a share) on the maturity of the award. Securities that are issued to PDMRs pursuant to vesting PUs and RSUs are subject to a minimum holding period of one year in case vested awards become subject to forfeiture, reduction or cancellation.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum Limited (Joint Broker) Scott Mathieson/Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole/Fergus Young/Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$12.49	29,817
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2025
f)	Place of the transaction	AIM of the London Stock Exchange plc

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value or depositary interests representing such common shares JE00BF0XVB15
b)	Nature of the transaction	Award of target performance units under the 2015 Omnibus Equity Incentive Compensation Plan which vest in the form of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	39,368
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2025
f)	Place of the transaction	Outside a trading venue

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victor Gapare
2	Reason for the notification
a)	Position/status	Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value, or depositary interests or depositary receipts representing such common shares JE00BF0XVB15
b)	Nature of the transaction	Award of target performance units under the 2015 Omnibus Equity Incentive Compensation Plan which vest in the form of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	16,447
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2025
f)	Place of the transaction	Outside a trading venue

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	James Mufara
2	Reason for the notification
a)	Position/status	Chief Operations Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value, or depositary interests or depositary receipts representing such common shares JE00BF0XVB15
b)	Nature of the transaction	Award of target performance units under the 2015 Omnibus Equity Incentive Compensation Plan which vest in the form of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	18,710
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2025
f)	Place of the transaction	Outside a trading venue

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ross Jerrard
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value or depositary interests representing such common shares JE00BF0XVB15
b)	Nature of the transaction	Award of target performance units under the 2015 Omnibus Equity Incentive Compensation Plan which vest in the form of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	18,144
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2025
f)	Place of the transaction	Outside a trading venue

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ross Jerrard
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value or depositary interests representing such common shares JE00BF0XVB15
b)	Nature of the transaction	Award of restricted share units under the 2015 Omnibus Equity Incentive Compensation Plan which vest in the form of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	6,004
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2025
f)	Place of the transaction	Outside a trading venue